

Mail Stop 3720

January 24, 2008

Yankuan Li
Chief Executive Officer and Chairman of the Board
Guangzhou Global Telecom, Inc.
c/o Corporation Service Company
1201 Hays Street
Tallahassee, FL 32301

   Re: Guangzhou Global Telecom, Inc.
     Amendment No. 6 to Registration Statement on Form SB-2
     Filed January 17, 2008
     File No. 333-145858

Dear Mr. Li:

   We have limited our review of your filing to the matters set forth in the comments below. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Calculation of Registration Fee

1. We note your disclosure in footnote (3) to the fee table that none of the shares registered for sale are to be received by the selling shareholders for liquidated damages, conversion default payments or mandatory redemption obligations. Please explain in an appropriate location of your prospectus the provisions of the notes and warrants pursuant to which the additional 30% of each category of underlying common shares could potentially be issued. Advise us why the

registration rights agreement requires the company to register 130% of the total number of shares issuable upon conversion of the debentures, upon exercise of the warrants notes and as payment of interest.

2.   We note your registration of 130% of the 1,530,140 shares which will be issued to make interest payments on the notes. In an appropriate location of your prospectus, please explain the calculation of this amount of interest shares. You note in footnote (5) that $0.82 is the assumed interest conversion price. Tell us why you used this price to determine the number of interest shares to register considering the relevant provisions of the registration rights agreement and the fact that the last reported sales price of your common stock as disclosed on the cover page of your prospectus was $0.27. Please ensure that you reconcile your revised prospectus disclosure with the maximum possible interest payments of $742,572.45 disclosed in column (3) to your table on page five (and elsewhere in your tabular disclosure) and the total possible shares issuable to pay interest on the notes of 308,891 disclosed in column (3) to your table on the top of page eight.

Prospectus Cover Page

3.   Your prospectus cover page does not identify all of the shares being registered for sale. Please revise to identify all of the shares being offered, both in the aggregate and for each category of underlying common shares.

Disclosure Regarding Our Recent Financing and Conversion of Notes and Exercise of Warrants, page 1

Terms of Financing Documents, page 1

Securities Purchase Agreement, page 1

4.   We note the disclosure on page two of the company's belief that it will be able to meet the effective date deadline in the registration rights agreement. Since, based on your current disclosure, it appears that this deadline has already passed, please explain this belief or revise accordingly. Clearly explain any consequences of your failure to meet this deadline.

Note, page 3

5.   Please revise your disclosure to explain how the interest share conversion price is determined. Based on your disclosure elsewhere in the prospectus and the terms of the convertible notes, it appears that the interest share conversion price would be the lesser of $0.82 and a discounted market price. Your current disclosure does not explain this determination and, to the contrary, indicates that the interest share conversion price does not fluctuate or adjust.

6.   In your description of the monthly redemption terms of the notes, clarify, if true, that this is a mandatory obligation of the company.

Value of Underlying Shares, page 4

7.   Since the company is registering the offering of more than 4,181,184 shares of common stock underlying the notes, please revise this paragraph accordingly.

Selling Stockholders, page 13

8.   Please revise column (1) to provide the numbers of shares of common stock owned prior to the offering. Refer to Regulation S-B 507 and 403 and the instructions thereto. You have indicated that the selling shareholders beneficially own (or have the right to acquire within 60 days) all of the shares registered to be offered, but this does not appear to be the case.

*   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact John Harrington, Attorney-Adviser, at 202-551-3576, or me, at 202-551-3810, with any questions.

                                                Sincerely,

                                                /s/ Michele Anderson
                                                Legal Branch Chief

cc: Richard I. Anslow, Esq.
        Anslow & Jaclin, LLP
        Via facsimile: (732) 577-1188